Exhibit 19

PACCAR INSIDER TRADING POLICIES AND PROCEDURES

Excerpts containing the relevant text of the Company’s insider trading policies and procedures governing the purchase, sale, and/or other dispositions of securities of the Company are included below:

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PACCAR’s Code of Conduct states:

“Through your work, you may have access to material, nonpublic information about PACCAR or a customer, dealer, supplier, or other third party. This information is considered “inside” information. “Material” information is information that could influence an investor’s decision to buy or sell PACCAR or that company’s stock. Buying or selling securities while in possession of material nonpublic information or “tipping” others who might make an investment decision on the basis of this information is not only unethical, it is illegal and could result in large fines and even imprisonment. To learn more, see SP16 Protection of Confidential Insider Information. Consult with the Legal Department if you are unsure whether you have material inside information.”

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PACCAR Standard Policy Bulletin 16 states:

“Proprietary and confidential company information is to be restricted to those employees who have a need to know. All employees with access to such information must be aware that any nonpublic information, which might influence an individual's decision to buy or sell securities issued by the company is, by definition, material nonpublic information that must be held confidential. For example, results of operations, forecasts and financial performance evaluations, plans for mergers, acquisitions or dispositions of assets, changes in dividends, new product developments, and any other significant business development are all instances of information that could influence an individual's investment decision.

Anyone with access to such information is an "insider" under federal and state securities laws and may not use or disclose such information to others except in accordance with company policies and legal requirements. Before using or disclosing any material nonpublic information to anyone outside the company, all employees should seek guidance from the Law Department concerning their legal responsibilities.

In addition, no one in possession of material nonpublic information may trade in securities issued by the company.”

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PACCAR has a long-standing practice of establishing an open window period for trading in securities of the Company for certain Company insiders, which consists of the following:

PACCAR directors, officers and other designated employees of the Company may only transact in securities of the Company during an open window period following the public release of financial results. The window period extends from the 3rd to the 15th business day following the release of PACCAR’s annual/quarterly earnings. This is shortened if an officer or employee attends a senior management or business planning meeting during the window period.

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PACCAR employees with access to nonpublic financial information receive the following message each quarter:

“As we close out the quarter and prepare the required filings for the Securities and Exchange Commission and Annual Report, you may become aware of nonpublic material information about PACCAR operations and financial results before they are released to the public. This information is confidential. Discussion or disclosure of this information with outsiders who are not in possession of it (i.e. other employees without a need to know, friends, relatives, etc.) or trading PACCAR securities, or the securities of another publicly traded company, based on this information is a potential violation of securities regulations.”